Portland Plant Foods Inc DBA Better Bean

Profit and Loss
August 2020 - June 2021

	TOTAL
Income	
411010 Credit Sales	
411100 Conv Retail Products Revenue	340,983.69
411200 Organic Retail Revenue	4,636.08
411300 Meal Kit Revenue	723,255.60
411400 PL Grocery Revenue	338,040.54
411500 Alternative Channel Singles Micro-Market	6,613.65
411600 Alternative Channel Singles Bulk (School)	27,885.30
411700 Alternative Channel 4lb Bulk	81,149.64
411800 Alternative Channel 10oz Bulk (online/kit)	93,033.98
Total 411010 Credit Sales	**1,615,598.48**
420200 Sales Adjustments	0.00
430010 Cash Discounts	0.00
Sales (deleted)	2,807.91
Total Income	**$1,618,406.39**
Cost of Goods Sold	
500010 Cost of Goods Sold, Standard	
500100 Conv Retail Products	222,255.83
500200 Organic Retail	4,747.16
500300 Meal Kits	561,401.01
500400 PL Grocery	217,633.74
500500 Singles FS Micromarket	1,775.65
500600 Singles Bulk	19,536.63
500700 Food Service	68,538.45
500800 10oz Bulk	69,965.65
Total 500010 Cost of Goods Sold, Standard	**1,165,854.12**
510000 Materials Variance	
510210 Finished Goods Production Var	-2,081.94
510310 Finished Goods Inventory Adj	43,082.31
510311 Donations	9,161.94
510320 Raw Materials Inventory Adj	29,739.26
510330 Packaging Inventory Adjustment	-14,719.25
530541 Freight In - Packaging	9,254.98
530542 Freight In Raw Ingredients	30,543.22
Total 510000 Materials Variance	**104,980.52**
531000 Direct Labor	
531310 Direct Wages	227,307.47
531330 Direct Overtime	18,106.78
531415 Direct Paid Time Off	4,550.03
531416 Direct - Bonus	11,915.16
531435 Direct Health Ins.	2,400.00
531455 Direct Payroll Taxes	30,942.49
531550 Absorbed Labor	-321,994.85

Portland Plant Foods Inc DBA Better Bean

Profit and Loss

August 2020 - June 2021

	TOTAL
Direct Labor Variance	-199.96
Total 531000 Direct Labor	**-26,972.88**
534000 Overhead Expenses	
531100 OH Labor	
531520 Indirect Wages	104,593.69
531525 Indirect - Bonus	1,337.50
531720 Indirect Paid Time Off	3,173.08
531760 Indirect Health Ins. - Prod.	1,600.00
531810 Indirect Payroll Taxes	12,255.14
Total 531100 OH Labor	**122,959.41**
531811 Workers' Compensation	15,271.20
531820 Contract Labor	300.00
531840 QA Consultant	18,775.00
531845 Consultant	12,698.70
532000 Travel & Entertainment	
532130 Hotels/Lodging	2,122.63
Total 532000 Travel & Entertainment	**2,122.63**
533000 Other Employee Expenses - Dir+OH	
532210 Employee Training	3,195.00
532400 Dues & Subscriptions	3,903.38
Total 533000 Other Employee Expenses - Dir+OH	**7,098.38**
534300 Production Supplies	26,850.26
534301 Testing & Quality Control	2,861.90
534500 Pest Control	4,079.40
534600 Storage Charges	6,136.00
534820 Property Taxes	10,269.00
534910 Rent - Factory	42,058.70
534930 US Postage	412.50
534950 Utilities - Factory	33,928.12
534980 Equipment Rentals	12,414.68
535120 Office Supplies - MFG	2,054.67
535130 Uniforms & Cleaning	22,453.17
535140 Chemicals	7,790.49
535160 Lab Supplies	2,580.75
535170 Supplies	1,263.60
535510 Repair & Maint.	32,867.37
535550 Maintenance - Building	15,792.00
537000 Misc Factory Expenses (deleted)	0.00
537200 Miscellaneous Factory Exp.	1,450.24
539000 Certifications	
539410 Kosher Certification	2,833.68
539420 Organic Certification	5,155.00
539430 Other Certifications	8,108.41

Portland Plant Foods Inc DBA Better Bean

Profit and Loss
August 2020 - June 2021

	TOTAL
Total 539000 Certifications	**16,097.09**
541000 Depreciation	7,875.65
Total 534000 Overhead Expenses	**428,460.91**
538600 Absorbed Overhead	-450,861.95
538700 Overhead variance	-10,607.56
572100 Shipping, Freight & Delivery - COS	
572200 Delivery Costs Customers	95,987.82
572300 Pallets	6,020.00
Total 572100 Shipping, Freight & Delivery - COS	**102,007.82**
Cost of Goods Sold	0.00
Total Cost of Goods Sold	**$1,312,860.98**
GROSS PROFIT	**$305,545.41**
Expenses	
600100 Broker Commissions	16,000.00
611000 Sales Promotional Expenses	
611100 Trade Spend	
611200 TPR - OI	6,848.24
611210 TPR - Billbacks	1,479.36
611220 TPR - Mfg Chgback	11,413.74
611230 TPR - Scan Downs	4,565.48
611280 Misc Sales Allowance	10,009.53
611320 Spoils - Off Invoice	4,476.39
611330 Spoils - Customer Deducted	66.60
611331 Trade spend variance	27,938.37
Total 611100 Trade Spend	**66,797.71**
Total 611000 Sales Promotional Expenses	**66,797.71**
621000 Marketing Overhead	
621600 Public Relations (influencer)	2,020.00
621800 Web Site	100.64
623250 Coupon Prtg. & Dist. - Mktg.	2,528.89
623340 Samples - Marketing	8,559.35
623613 Advertising	8,913.07
624500 Social Media Marketing	11,404.38
Total 621000 Marketing Overhead	**33,526.33**
641000 Product Development Expense	
640100 Label & Packaging	3,400.05
640200 Recipe Development	2,120.08
640900 Misc Product Dev Expenses	1,399.22
Total 641000 Product Development Expense	**6,919.35**
651000 Sales and Marketing Comp	
650110 Salary & Wages (mgm, sales & marketing)	46,966.56
651010 Health Ins. Alloc. Exp.	845.14

Portland Plant Foods Inc DBA Better Bean

Profit and Loss
August 2020 - June 2021

	TOTAL
660110 Payroll Tax - ALL	4,654.50
660200 Recruiting	30,468.93
670150 Meal Expense	91.32
670180 Other Expense	3,000.00
681200 Office Supply	738.31
681900 Consulting Fees - Sales and Marketing	15,319.25
Total 651000 Sales and Marketing Comp	**102,084.01**
711000 G&A	
535540 Janitorial Expenses	696.00
711110 Salaries & Wages	160,428.92
711112 Payroll Taxes	17,497.50
711113 Retirement	6,812.47
712100 Health Ins.	200.00
712200 Employee Relations	2,661.98
713000 Rent & Lease	51,146.30
713120 Utilities - G&A	3,604.37
714000 Repairs & Maintenance	660.00
732100 Software & Software Subscriptions	2,992.50
732130 Software Maintenance	2,876.62
732140 Internet	2,426.22
742400 Telephone exp.	3,058.54
755000 Office Supplies & Software	5,784.71
761400 Entertainment Expenses	0.00
761500 Meal Expenses	124.07
771100 Legal Fees & Expenses	9,430.00
771215 Other Professional Fees	15,389.81
771900 IT services	8,222.30
773100 Membership Dues & Expenses	103.45
773400 Licenses & Permits	2,132.00
774115 Commercial & Gen Liability	2,529.40
774140 Umbrella Insurance, D&O	9,126.48
776000 Amortization	2,039.58
800210 Interest Expense	0.00
800260 Bank Charges	602.53
Total 711000 G&A	**310,545.75**
OH Labor	
Indirect Payroll Taxes	0.00
Indirect Wages	0.00
Total OH Labor	**0.00**
Payroll Expenses	
Company Contributions	
Retirement	0.00
Total Company Contributions	**0.00**

Portland Plant Foods Inc DBA Better Bean

Profit and Loss
August 2020 - June 2021

	TOTAL
Taxes	0.00
Taxes (deleted)	0.00
Wages	0.00
Wages (deleted)	0.00
Total Payroll Expenses	**0.00**
Total Expenses	**$535,873.15**
NET OPERATING INCOME	**$ -230,327.74**
Other Income	
433000 Gain on Purchase	256,675.26
800100 Interest Income	431.87
Total Other Income	**$257,107.13**
Other Expenses	
Reconciliation Discrepancies	-0.17
Total Other Expenses	**$ -0.17**
NET OTHER INCOME	**$257,107.30**
NET INCOME	**$26,779.56**

Portland Plant Foods Inc DBA Better Bean

Balance Sheet
As of June 30, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
101000 Beneficial Checking	338,648.21
101111 Cking884 (deleted)	13,084.38
102000 Payroll Acct	7,557.82
103000 Chase Bank Trust account (deleted)	6,937.79
Total Bank Accounts	**$366,228.20**
Accounts Receivable	
110000 Accounts Receivable	139,931.49
Total Accounts Receivable	**$139,931.49**
Other Current Assets	
Inventory	0.00
130100 Ingredients	130,688.41
130200 Packaging	67,168.76
130300 Finished Goods	29,661.22
Total Inventory	**227,518.39**
PREPAIDS	0.00
140100 Prepaid Packaging	35,184.44
140200 Prepaid Rent	6,927.00
140300 Prepaid Insurance	1,423.67
Total PREPAIDS	**43,535.11**
Undeposited Funds	14,580.00
Total Other Current Assets	**$285,633.50**
Total Current Assets	**$791,793.19**
Fixed Assets	
170000 Equipment	146,744.40
179000 Accumulated Depr - Equipment	-7,875.65
Total Fixed Assets	**$138,868.75**
Other Assets	
180000 Other Assets	
190000 Software	7,882.50
199000 Accumulated Amortization	-2,039.58
DEPOSITS	
180100 Deposit - PGE	5,452.00
180200 Deposit - NWNG	828.00
180300 Deposits - Auto-Chlor	300.00
Total DEPOSITS	**6,580.00**
Total 180000 Other Assets	**12,422.92**
Total Other Assets	**$12,422.92**
TOTAL ASSETS	**$943,084.86**

Portland Plant Foods Inc DBA Better Bean

Balance Sheet
As of June 30, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
200000 Accounts Payable	145,806.85
Total Accounts Payable	**$145,806.85**
Credit Cards	
201000 Capital One CC	2,130.01
Total Credit Cards	**$2,130.01**
Other Current Liabilities	
ACCRUED LIABILITIES	
220100 Trade Spend Accrual	3,309.43
220300 Accrued other	0.00
Total ACCRUED LIABILITIES	**3,309.43**
ACCRUED PAYROLL & PAYROLL TAXE1	
205100 Accrued Wages Payable	0.00
221500 Other Payroll Liabilities	0.00
Total 205100 Accrued Wages Payable	**0.00**
Total ACCRUED PAYROLL & PAYROLL TAXE1	**0.00**
ACCRUED PAYROLL & PAYROLL TAXES	
205000 Accrued Wages	53,716.05
210000 Accrued Payroll Taxes	5,295.96
Total ACCRUED PAYROLL & PAYROLL TAXES	**59,012.01**
Direct Deposit Payable	0.00
Holding	0.00
PAYROLL TAX LIABILITIES	
210100 Federal Taxes (941/944)	0.00
210200 Federal Unemployment (940)	133.84
210300 OR Income Tax	1,444.39
210400 OR Employment Taxes	4,314.55
210500 OR Statewide Transit Taxes	193.89
Total PAYROLL TAX LIABILITIES	**6,086.67**
Total Other Current Liabilities	**$68,408.11**
Total Current Liabilities	**$216,344.97**
Long-Term Liabilities	
250000 PPP Loan Payable - Beneficial	101,979.70
Total Long-Term Liabilities	**$101,979.70**
Total Liabilities	**$318,324.67**
Equity	
275000 Retained Earnings	
COMMON STOCK	
Andre Bliznyuk	100,000.00

Portland Plant Foods Inc DBA Better Bean

Balance Sheet
As of June 30, 2021

	TOTAL
Dawn Beckman	100,000.00
Iris Lippert	25,000.00
Jonathan Gehrs	25,000.00
Keith Kullberg	50,000.00
North Cheatham	50,000.00
NWSRI Fund II, LLC	50,000.00
Paul Lippert	25,000.00
Peter Beckman	150,000.00
Peter Miller	25,000.00
Total COMMON STOCK	**600,000.00**
Net Income	24,760.19
Total Equity	**$624,760.19**
TOTAL LIABILITIES AND EQUITY	**$943,084.86**

Portland Plant Foods Inc DBA Better Bean

Statement of Cash Flows
August 2020 - June 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	26,779.56
Adjustments to reconcile Net Income to Net Cash provided by operations:	
110000 Accounts Receivable	-139,931.49
130100 Inventory:Ingredients	-130,688.41
130200 Inventory:Packaging	-67,168.76
130300 Inventory:Finished Goods	-29,661.22
140100 PREPAIDS:Prepaid Packaging	-35,184.44
140200 PREPAIDS:Prepaid Rent	-6,927.00
140300 PREPAIDS:Prepaid Insurance	-1,423.67
Inventory	0.00
PREPAIDS	0.00
179000 Accumulated Depr - Equipment	7,875.65
190000 Other Assets:Software	-7,882.50
199000 Other Assets:Accumulated Amortization	2,039.58
200000 Accounts Payable	143,787.48
201000 Capital One CC	2,130.01
205000 ACCRUED PAYROLL & PAYROLL TAXES:Accrued Wages	53,716.05
205100 ACCRUED PAYROLL & PAYROLL TAXE1:Accrued Wages Payable	0.00
210000 ACCRUED PAYROLL & PAYROLL TAXES:Accrued Payroll Taxes	5,295.96
210100 PAYROLL TAX LIABILITIES:Federal Taxes (941/944)	0.00
210200 PAYROLL TAX LIABILITIES:Federal Unemployment (940)	133.84
210300 PAYROLL TAX LIABILITIES:OR Income Tax	1,444.39
210400 PAYROLL TAX LIABILITIES:OR Employment Taxes	4,314.55
210500 PAYROLL TAX LIABILITIES:OR Statewide Transit Taxes	193.89
220100 ACCRUED LIABILITIES:Trade Spend Accrual	3,309.43
220300 ACCRUED LIABILITIES:Accrued other	0.00
221500 ACCRUED PAYROLL & PAYROLL TAXE1:Accrued Wages Payable:Other Payroll Liabilities	0.00
Direct Deposit Payable	0.00
Holding	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-194,626.66**
Net cash provided by operating activities	**$ -167,847.10**
INVESTING ACTIVITIES	
170000 Equipment	-146,744.40
180100 Other Assets:DEPOSITS:Deposit - PGE	-5,452.00
180200 Other Assets:DEPOSITS:Deposit - NWNG	-828.00
180300 Other Assets:DEPOSITS:Deposits - Auto-Chlor	-300.00
Net cash provided by investing activities	**$ -153,324.40**
FINANCING ACTIVITIES	
250000 PPP Loan Payable - Beneficial	101,979.70
COMMON STOCK:Andre Bliznyuk	100,000.00
COMMON STOCK:Dawn Beckman	100,000.00
COMMON STOCK:Iris Lippert	25,000.00

Portland Plant Foods Inc DBA Better Bean

Statement of Cash Flows
August 2020 - June 2021

	TOTAL
COMMON STOCK:Jonathan Gehrs	25,000.00
COMMON STOCK:Keith Kullberg	50,000.00
COMMON STOCK:North Cheatham	50,000.00
COMMON STOCK:NWSRI Fund II, LLC	50,000.00
COMMON STOCK:Paul Lippert	25,000.00
COMMON STOCK:Peter Beckman	150,000.00
COMMON STOCK:Peter Miller	25,000.00
Net cash provided by financing activities	**$701,979.70**
NET CASH INCREASE FOR PERIOD	$380,808.20
CASH AT END OF PERIOD	$380,808.20